MEMORANDUM



December 1, 1999 '

TO: Trustees of PIMCO Funds: Multi-Manager Series

FROM: PIMCO Advisors L. P.

SUBJECT: Value 25 Fund Merger


At your upcoming meeting, we are recommending that you approve the merger of theValue 25 Fund (" Value 25 Fund")into the Value Fund
(the "Value Fund").

Background: History of the Value 25 Fund. The Value 25 Fund has not been a success. The Fund commenced operations on July 10, 1998 and was designed as a special concentrated value product. Since inception, the Fund has only attracted approximately $3.5 million in assets and had approximately 250 shareholders as of October 29,1999.

In light of the foregoing, PIMCO Advisors L. P. (" PALP")has been exploring for some time various ways of shutting down the Value 25 Fund.

First Alternative: Termination of the Value 25 Fund. Under this approach, the Value 25 Fund's portfolio securities would be liquidated and the proceeds distributed to shareholders of record on the designated record date. The Value 25 Fund would incur brokerage and related transaction expenses in connection with such liquidation. The Fund would also recognize gains and losses on the disposition of all portfolio securities disposed. Because the liquidation would be a taxable event for shareholders of the Value 25 Fund, taxable shareholders would recognize any gains or losses on their Value 25 Fund shares. Accordingly, PALP considered other alternatives.

Second Alternative: Merger with the Value Fund. The second alternative is the merger of the Value 25 Fund into the Value Fund. The merger would offer the opportunity for existing Value 25 Fund shareholders to continue with a relatively comparable product. The current prospectus descriptions of the two Fun&are attached hereto as Exhibit A.

The merger would be structured as an exchange of the Value 25 Fund's assets for shares of the Value Fund and the distribution of Value Fund shares to the Value 25 Fund shareholders in complete liquidation of the Value 25 Fund. We have been advised by Ropes &Gray that this transaction would be non-taxable.

Llemo -PFCIW'S Trustees
Value 25 Fund Llerger
DeLembcf I. 1999
Page .2


If the merger is tax-free, neither the Value 25 Fund, nor any Value 25 Fund shareholders, will recognize gain or loss by reason of the transaction. The Value Fund will take a "carryover" basis in the securities, acquired from the Value 25 Fund, and the Value 25 Fund shareholders will take a basis in the Value Fund's shares equal to the basis they had in their Value 25 Fund shares.

Under the Trust's Declaration, the merger may be authorized by the Trustees of the Trust without the need for a shareholder vote. This power was explicitly described in the proxy statement under which the Trust amended and restated its Declaration of Trust to conform to that of the PIMCO Advisors Fun&Cformerly the Thomson McKinnon Investment Trust). Thus, the Trust's November 7, 1996 proxy statement disclosed that, in contrast to the previous declaration:

"Neither the Proposed Declaration nor the Proposed Bylaws requires any shareholder vote with respect to any proposed transaction in which the Trust, or any one or more series thereof, as successor, survivor, or non-survivor, consolidates with, merges into, or has merged into it, one or more trusts, partnerships or associations. Under the Proposed Declaration and Proposed Bylaws, the shareholders would be entitled to vote if, and to the extent that, the Trustees consider such a vote to be necessary or desirable. "

	Should the Trustees approve this alternative, the formal steps to be taken would include:

0 the approval of the merger,

l findings by the Board of Trustees required under Rule 17a-8 that the merger would be in the best interests of the Value 25 Fund shareholders and would not result in any dilution of their interest in the Value 25 Fund;

l adoption of an Agreement and Plan of Reorganization (the "Plan"), in substantially the form which is included as Exhibit B; and

l the sending of a notice to shareholders following this meeting. A preliminary draft of the letter is included as Exhibit C.

We do not believe th@there is any dilution of the Value Fund shareholders because the exchange of Value 25 Fund &ares for the Value Fund shares will be effected at net asset value and all of the assets contributed to-the Value Fund will either have a stepped-up tax basis, if the transaction is taxable, or uxkaked gains that are comparable to levels in the Value Fund, if the transaction is tax free.

Recommendation. Our recommendation to the Board of Trustees is that the Value 25 Fund be merged into the Value Fund by vote of the Board, without submission to the shareholders.


Wemo -PFMLIS Trustees
Value 25 Fund Verger
December I, I 999
Page j



The merger would be effectuated in accordance with the terms and conditions of the Plan. which is based upon the form used in our January 1997 restructuring transaction and the 1998 merger of the PIMCO Funds: Multi-Manager Series'Tax Exempt Fund into the PIMCO Funds: Pacific Investment Mbagement Series'Municipal Bond Fund, revised as necessary for the two funds now involved. As discussed above, the merger will take place by means of a transfer by the Value 25
Fund of substantially all of its assets to the Value Fund in exchange for shares of the Value Fund and the assumption by the Value Fund of substantially all of the Value 25 Fund's liabilities. This exchange, which will be effected on the basis of the relative net asset values of the Funds, will be followed immediately by the distribution of the shares received to the shareholders of the Value 25 Fund in complete liquidation of such Fund. It is intended to consummate the merger on February 25,200O or March 3,2000, subject to Y2K limitations. any expenses (other than costs involved in liquidating securities in the Value 25 Fund portfolio)will be borne by PALP and not the Funds.

Representatives of PALP will be available at your meeting to discuss the foregoing proposal. You will be asked to approve the following resolutions:

	Approval of Agreement and Plan of Reorganization

		WHEREAS, a form of Agreement and Plan of Reorganization (the "Plan")has been submitted to the Board of Trustees of PIMCO Funds: Multi-Manager Series (sometimes hereinafter referred to as the Trust")setting forth the terms and conditions of the proposed transfers of the assets and liabilities of the PIMCO Value 25 Fund(the "Value 25 Fund") to the PIMCO Funds: MultiManager Series'Value Fund
		(the "Value Fund")in exchange for shares of the Value Fund, all as set forth in the Plan (the "Reorganization"); and

WHEREAS, the Board of Trustees of PIMCO Funds: Multi-Manager Series has reviewed the terms of the proposed Reorganization as set forth in the Plan, including the consideration to be paid or received by all parties; and

WHEREAS, the Board of Trustees of PIMCO Funds: Multi-Manager Series has considered the expense ratios and published information regarding the fees and expenses of the Value Fund and the Value 25 Fund and those of similar funds, the terms and conditions of the proposed Plan, and whether the proposed Plan will result in dilution of any shareholder interests; and

WHEREAS, the Board of Trustees of PIMCO Funds: Multi-Manager Series has considered various factors, including: (a)the potential benefits of the Reorganization to shareholders of the Value 25 Fund, including the exchange privileges retained by shareholders and the favorable sales load treatment for shareholders; (b)the compatibility of investment objectives, policies, restrictions and investment holdings of the Value and Value 25 Funds; (c)the




			,. -, . , . .


Lfemo -PFLlMS Trustees
L'alue 25 Fund kierger
December I. IQ99
Page 1


terms and conditions of the Plan; and (d)any direct or indirect costs to be incurred by the Value 25 Fund and its shareholders; therefore, it is

VOTED: That the Board of Trustees of the Trust does hereby determine on the basis of the information presented that the proposed Reorganization of the Value 25 Fund, as set forth in the Plan, will he in the best interests of the shareholders of the Value 25 Fund and that the consummation of the proposed Reorganization will not result in the dilution of the current interests of any such shareholders; and

VOTED: That the Plan in the form presented at the meeting, together with such changes as the officers of the Trust shall deem advisable be, and they hereby are, approved, and that the Trust's officers be, and they are, and each of them singly is, hereby authorized to execute and deliver the same, with such changes as they, with the assistance of counsel, shall deem advisable.

	costs

VOTED: That the Funds bear only such expenses as may arise in connection with the Reorganization as described and approved at this meeting and the other expenses shall be borne by PIMCO Advisors L. P.


Filing of Stickers and/or Post-Effective Amendments to Registration Statement

VOTED: That the officers of the Trust be and each hereby is authorized to file with the Securities and Exchange Commission on behalf of the Trust one or more prospectus stickers and/or post-effective amendments to the Trust's Registration Statement on Form N-IA, including the prospectus and statement of additional information containing such amendments and changes as the officers filing the same deem necessary or appropriate.



NBSAk
AllAl.
		I l/30/99